Exhibit 99.1

Corporate News

CIBC Announces Senior Executive Appointments

TORONTO, February 26, 2020 - CIBC (TSX: CM) (NYSE: CM) President and CEO Victor Dodig today announced appointments to the bank’s Executive Committee that will leverage and further develop the strength of its leadership team while accelerating efforts to build a relationship-oriented bank for a modern world.

“We have made significant progress in transforming our bank around our clients, diversifying our earnings, building a winning culture, and improving our client experience scores, all of which reflects a highly connected and committed team,” said Mr. Dodig. “The changes announced today leverage the experience we have across our leadership team to further our transformation moving forward and accelerate client-focused growth.”

The following appointments are effective March 2, 2020:

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As previously announced in August 2019, Kevin Patterson, Senior Executive Vice-President, Technology and Operations, will be retiring from CIBC effective May 1, 2020. “Kevin Patterson is a tremendous and authentic leader of our bank and a champion of inclusion who has made significant contributions to our Technology and Operations efforts on behalf of our clients. We wish him the best as he retires from CIBC,” said Mr. Dodig.

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Christina Kramer has been appointed Senior Executive Vice-President, Technology, Infrastructure and Innovation. “Christina’s deep experience with CIBC across operations and business leadership roles, coupled with her experience bringing key retail banking innovations to market for our clients, positions her well to lead our technology, innovation, and infrastructure efforts at a time when client expectations and technological capabilities are changing rapidly.”

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Laura Dottori-Attanasio has been appointed Senior Executive Vice-President, Personal and Business Banking. “Laura joined our bank in 2009 as head of Corporate Banking, responsible for all credit activities in Capital Markets globally. Her strategic business acumen coupled with her passionate and visible leadership in our communities positions her well to live our purpose and drive client-focused growth across our Personal and Business Banking team.”

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Shawn Beber has been appointed Chief Risk Officer. “Shawn has experience in our cross-border business, including leadership experience in the regulatory and governance aspects for our bank. He is well positioned to take on the leadership of our risk team as we continue to strike the balance between client focused growth and sound risk management.”

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Harry Culham will continue to lead our Capital Markets franchise as Senior Executive Vice-President, Capital Markets, while adding accountability for CIBC FirstCaribbean and CIBC Mellon, as well as our direct-to-consumer businesses which include Simplii Financial, Direct Investing & Advice and our Alternate Solutions Group. “Under Harry’s leadership, our Capital Markets business has become highly connected with our broader bank and has proven its ability to deliver value to clients, as well as new revenue streams.”

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Sandy Sharman has been appointed Senior Executive Vice-President, People, Culture and Brand, reflecting her expanded mandate in these areas in recent years, and the addition of our Enterprise Real Estate function to her accountabilities. “Sandy has played a lead role in shaping an inclusive and collaborative culture focused on enabling our team members to reach their full potential. Bringing together the teams responsible for our people and the places they work will further our culture and support growth.”

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In addition, Heather Kaine takes on the role of Senior Vice-President and Chief Auditor, and an Observer on CIBC’s Operating Committee. “Heather’s deep experience on our Finance team and her strong understanding of our business and our processes position her well to play this important role for our bank.”

•	Mike Capatides, Jon Hountalas and Hratch Panossian remain in their current roles on CIBC’s Executive Committee.

“Overall, these changes will further the connectivity across our bank, and build on the momentum we have in attracting and building client relationships on both sides of the border,” added Mr. Dodig.

About CIBC

CIBC is a leading North American financial institution with 10 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada with offices in the United States and around the world. Ongoing news releases and more information about CIBC can be found at www.cibc.com/en/about-cibc/media-centre.html.

For further information: Alice Dunning, Investor Relations, 416-861-8870, alice.dunning@cibc.com; Tom Wallis, Communications & Public Affairs, tom.wallis@cibc.com 416-980-4048